FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Banco Santander, S.A.

Item

1	Press release dated January 31st , 2012 regarding 2011 results.

Press release

2011 FINANCIAL RESULTS

Banco Santander registered attributable net profit

of EUR 5.351 billion, down 35%, after extraordinary

provisions of EUR 3.183 billion

Charges include pretax provisions of EUR 1,812 million for real estate exposure in Spain, raising coverage of on-balance properties from 31% to 50%.

•	The bank maintained its capacity to generate earnings, with profit before provisions of EUR 24,373 million, a 2% increase.

•	RECURRENT PROFIT: Amounted to EUR 7,021 million, down 14% from 2010.

•	CAPITAL: Banco Santander has already achieved the 9% core capital ratio required by the EBA by June 30, 2012. By BIS II criteria, the capital ratio was 10.02%.

•	EFFICIENCY: Revenue increased by 5% to more than EUR 44,300 million, while costs rose by 9% to EUR 19,900 million, resulting in an efficiency ratio of 44.9%, the best in international banking.

•	LIQUIDITY: Loans grew 4% to EUR 750,000 million and deposits 3% to EUR 639,000 million. Surplus liquidity is more than sufficient to cover needs in Spain and Portugal without issuing new debt.

•

NON-PERFORMING LOANS: The Group’s NPL rate came to 3.89%, up 0.34 point on the year. In Spain, the rate rose 1.25 point, to 5.49%, partly driven by the decline in lending, and two points below the average for the sector.

•

DIVERSIFICATIÓN: Latin America generated 51% of earnings, more than half the Group’s profit for the first time, with Brazil accounting for 28%; Continental Europe 31% (Spain 9%); The U.K. 12% and Sovereign in the U.S. 6%.

•	Latin America: Attributable profit came to EUR 4,664 million, down 1%. Loans rose by 18% and deposits by 4% in local currencies.

•	Brazil: Attributable profit was EUR 2,610 million, down 7%. Loans grew by 20% and deposits by 13%.

•	Continental Europe: Attributable profit fell 15% to EUR 2,849 million. Loans declined by 3%, while deposits were stable.

•	U.K: Attributable profit was EUR 1,145 million, a decline of 42%. Loans rose by 5% and deposits by 2%.

•	U.S.: Attributable profit rose 37% to EUR 1,059 million. Sovereign contributed EUR 526 million, up 24%. Loans rose by 6% and deposits by 12%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife PI. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Madrid, Jan. 31, 2012—Banco Santander registered attributable net profit of EUR 5,351 million in 2011, a decline of 35% from 2010. Profit would have been EUR 7,021 million, a decline of 14%, if the bank had not made pretax provisions in the fourth quarter against property exposure in Spain of EUR 1,812 million and a pretax amortization of EUR 600 million from goodwill related to its businesses in Portugal. The bank also applied net capital gains of EUR 1,513 million realized in 2011 to other extraordinary provisions.

Provisions against property exposure in Spain increased coverage of on-balance properties from 31% to 50%. Provisions for acquired properties came to EUR 4,278 million for EUR 8,552 million in gross on-balance real estate assets.

Banco Santander Chairman Emilio Botín said: “Banco Santander has shown it is able to generate results and, at the same time, meet the capital requirements set out by the EBA, significantly increase provisions for property exposure and maintain shareholder remuneration at EUR 0.60 per share for the third consecutive year.”

The strengthening of capital ratios and the quality of the balance sheet are due to Banco Santander’s ability to realize selective capital gains, without affecting growth in revenues nor the generation of pre-provision profit.

Results

Revenue grew by 5% to EUR 44,300 million in 2011 while costs were EUR 19,900 million, up 9%, in part due to investment in new branches and new business lines in emerging markets units. Net operating income, the difference between revenues and costs, rose by more than 2% to EUR 24,373 million. Costs were 44.9% of revenue, the best efficiency ratio in international banking.

Pre-provision profit of EUR 24,373 million underlines the Group’s ability to generate future earnings, in a situation where lower requirements for provisions will feed through to net profit. In 2011, total net insolvency provisions were EUR 10,562 million, up 3% from 2010 and nearly EUR 4,000 million more than in 2008.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife PI. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Moreover, in the fourth quarter, the bank decided to realize extraordinary provisions of net EUR 3,183 million, of which EUR 1,513 million were drawn from capital gains and EUR 1,670 million from fourth quarter profit.

The bank charged EUR 1,812 million in pretax provisions against fourth quarter earnings to cover real estate exposure in Spain and EUR 600 million in pretax provisions to amortize goodwill related to the businesses in Portugal.

Moreover, net capital gains of EUR 1,513 million generated in 2011 were also assigned to provisions, including charges against investment portfolios of EUR 620 million, and amortization of intangibles and contributions to pensions and other contingencies of EUR 893 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife PI. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Banco Santander’s diversification has been crucial in its performance in revenues and profit. For the first time in the Group’s history, Latin America contributed more than half of profit, 51%, with Brazil at 28%, Mexico at 10% and Chile 7%. Continental Europe accounted for 31% of profit, the U.K. 12% and Sovereign 6%.

Business

Santander’s central strategy has been to attract customers and deepen linkage with more and better customers, while improving the structure for funding through more stable deposits. Lending grew strongly in emerging markets and consumer finance, while falling in strongly deleveraging economies such as Spain and Portugal.

Total Group loans came to EUR 750,100 million, or 117% of deposits of EUR 638,585 million, compared to 150% at year-end 2008. Moreover, Banco Santander continued to enjoy access to wholesale financial markets. In 2011, the Group issued EUR 40,000 million in new debt, exceeding the year’s EUR 32,000 million in maturities. Moreover, the Group realized securitizations of EUR 23,500 million. This strong liquidity position, even in a period of stress, is more than sufficient to cover financing needs of Spain and Portugal in 2012 without issuing new debt.

Total customer funds managed by the Group came to EUR 984,353 million at the close of 2011, nearly unchanged from a year earlier, while customer deposits grew by 3%. Deposits in Spain were EUR 171,147 million and outside of Spain EUR 460,911 million, also up by 6% and 3%, respectively.

Grupo Santander net lending was EUR 750,100 million at year-end 2011, nearly 4% higher than a year earlier. Lending in Spain fell by 7%, while increasing by 8% outside of Spain.

The Group NPL rate was 3.89%, an increase of 0.34 point from a year ago. The NPL rate declined in consumer finance, Sovereign and Mexico. In Spain, NPLs were at 5.49%, up 1.25% from a year earlier, partly driven by a decline in underlying loans. In the U.K., NPLs rose by 0.10 point to 1.86%. In all its core markets, Santander’s NPL ratio is lower than the industry average, especially in Spain, where the sector’s rate is more than two percentage points higher.

Capital and the share

Banco Santander reached the core capital level of 9% required by the EBA six months ahead of its deadline, using the criteria applied by Europe’s major financial institutions. Under Basel II criteria, the bank’s core capital ratio was more than 10%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife PI. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Banco Santander closed 2011 as the first bank in the euro zone and among the top 15 in the world by market capitalization, at EUR 50,290 million. Santander had 3,293,537 shareholders at the end of 2011. The Group employed 193,349 persons, serving more than 102 million customers in 14,756 branches. These figures make Santander the largest international financial group in the world in terms of shareholders and number of branches.

More information is available at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife PI. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Key consolidated data

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%	2009

Balance sheet (million euros)
Total assets	1,251,525	1,217,501	34,024	2.8	1,110,529
Net customer loans	750,100	724,154	25,946	3.6	682,551
Customer deposits	632,533	616,376	16,158	2.6	506,976
Customer funds under management	984,353	985,269	(916)	(0.1)	900,057
Shareholders’ equity (1)	80,629	75,273	5,356	7.1	70,006

Total managed funds	1,382,980	1,362,289	20,691	1.5	1,245,420

Income statement (million euros)
Net interest income	30,821	29,224	1,597	5.5	26,299
Gross income	44,262	42,049	2,213	5.3	39,381
Net operating income	24,373	23,853	519	2.2	22,960
Profit from continuing operations	7,881	9,129	(1,248)	(13.7)	9,427
Attributable profit to the Group	5,351	8,181	(2,830)	(34.6)	8,943

EPS, profitability and efficiency (%)
EPS (euro)	0.6018	0.9418	(0.3400)	(36.1)	1.0454
Diluted EPS (euro)	0.5974	0.9356	(0.3382)	(36.1)	1.0382
ROE	7.14	11.80			13.90
ROTE	10.81	18.11			21.05
ROA	0.50	0.76			0.86
RoRWA	1.07	1.55			1.74
Efficiency ratio (with amortisations)	44.9	43.3			41.7

BIS II ratios and NPL ratios (%)
Core capital	10.02	8.80			8.61
Tier I	11.01	10.02			10.08
BIS II ratio	13.56	13.11			14.19
NPL ratio	3.89	3.55			3.24
NPL coverage	61	73			75

Market capitalisation and shares
Shares (2) (millions at period-end)	8,909	8,329	580	7.0	8,229
Share price (euros)	5.870	7.928	(2.058)	(26.0)	11.550
Market capitalisation (million euros)	50,290	66,033	(15,744)	(23.8)	95,043
Book value (1) (euro)	8.62	8.58			8.04
Price / Book value (X)	0.68	0.92			1.44
P/E ratio (X)	9.75	8.42			11.05

Other data
Number of shareholders	3,293,537	3,202,324	91,213	2.8	3,062,633
Number of employees	193,349	178,869	14,480	8.1	169,460
Continental Europe	63,866	54,518	9,348	17.1	49,870
o/w: Spain	33,151	33,694	(543)	(1.6)	33,262
United Kingdom	26,295	23,649	2,646	11.2	22,949
Latin America	91,887	89,526	2,361	2.6	85,974
Sovereign	8,968	8,647	321	3.7	8,847
Corporate Activities	2,333	2,529	(196)	(7.8)	1,820
Number of branches	14,756	14,082	674	4.8	13,660
Continental Europe	6,608	6,063	545	9.0	5,871
o/w: Spain	4,781	4,848	(67)	(1.4)	4,865
United Kingdom	1,379	1,416	(37)	(2.6)	1,322
Latin America	6,046	5,882	164	2.8	5,745
Sovereign	723	721	2	0.3	722

Note:

The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 23 2012, following a favourable report from the Audit and Compliance Committee on January, 18 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2011, estimated data of May 2012 scrip dividend
(2)	In 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife PI. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Key data by principal segments

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Net operating income				Attributable profit to the Group
			Variation				Variation
	2011	2010	Amount	%	2011	2010	Amount	%
Income statement (million euros)
Continental Europe	8,735	8,875	(141)	(1.6)	2,849	3,355	(506)	(15.1)

o/w: Santander Branch Network	2,353	2,227	126	5.7	660	847	(187)	(22.1)
Banesto	1,112	1,376	(264)	(19.2)	130	419	(289)	(68.9)
Santander Consumer Finance	3,604	3,361	243	7.2	1,228	811	418	51.5
Portugal	443	650	(207)	(31.9)	174	456	(282)	(61.8)
Retail Poland (BZ WBK)	366		366		232		232

United Kingdom	3,123	3,735	(612)	(16.4)	1,145	1,965	(820)	(41.7)

Latin America	13,533	12,705	828	6.5	4,664	4,728	(64)	(1.4)

o/w: Brazil	9,963	9,007	956	10.6	2,610	2,814	(204)	(7.2)
Mexico	1,387	1,434	(47)	(3.3)	936	664	272	40.9
Chile	1,264	1,296	(32)	(2.5)	611	671	(61)	(9.0)

Sovereign	1,212	1,169	43	3.7	526	424	102	24.0

Operating areas	26,603	26,485	118	0.4	9,184	10,472	(1,289)	(12.3)

Corporate Activities*	(2,230)	(2,632)	401	(15.2)	(2,163)	(2,291)	128	(5.6)

Total Group*	24,373	23,853	519	2.2	7,021	8,181	(1,160)	(14.2)

Net extraordinary capital gains and provisions					(1,670)	—	(1,670)	—

Total Group					5,351	8,181	(2,830)	(34.6)

(*).-	Excluding net extraordinary capital gains and provisions

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	2011	2010	2011	2010	31.12.11	31.12.10	31.12.11	31.12.10
Ratios (%)
Continental Europe	43.1	40.0	9.34	12.45	5.20	4.34	55	71

o/w: Santander Branch Network *	46.5	48.2	9.63	11.85	8.47	5.52	40	52
Banesto	47.4	42.8	2.78	9.43	5.01	4.11	53	54
Santander Consumer Finance	31.8	27.5	12.34	10.31	3.77	4.95	113	128
Portugal	54.4	45.4	7.00	20.34	4.06	2.90	55	60
Retail Poland (BZ WBK)	47.0		17.93		4.89		65

United Kingdom	45.0	40.6	9.15	21.25	1.86	1.76	38	46

Latin America	39.7	38.6	21.78	22.30	4.32	4.11	97	104

o/w: Brazil	37.5	37.1	23.26	22.93	5.38	4.91	95	101
Mexico	41.8	39.1	21.16	19.00	1.82	1.84	176	215
Chile	39.2	36.2	25.43	30.01	3.85	3.74	73	89

Sovereign	44.6	44.5	12.96	14.87	2.85	4.61	96	75

Operating areas	41.7	39.6	13.41	17.38	3.87	3.53	63	75

Total Group	44.9	43.3	7.14	11.80	3.89	3.55	61	73

(1)	With amortisations
*

Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2011 stood at 5.99% (4.24% in December 2010) and NPL coverage was 39% (54% in December 2010).

	September 30,	September 30,	September 30,	September 30,
	Employees		Branches
	31.12.11	31.12.10	31.12.11	31.12.10
Operating means
Continental Europe	63,866	54,518	6,608	6,063

o/w: Santander Branch Network	18,704	18,893	2,915	2,931
Banesto	9,548	9,742	1,714	1,762
Santander Consumer Finance	15,610	13,852	647	519
Portugal	6,091	6,214	716	759
Retail Poland (BZ WBK)	9,383		526

United Kingdom	26,295	23,649	1,379	1,416

Latin America	91,887	89,526	6,046	5,882

o/w: Brazil	54,265	53,900	3,775	3,702
Mexico	13,162	12,500	1,125	1,100
Chile	12,089	11,595	499	504

Sovereign	8,968	8,647	723	721

Operating areas	191,016	176,340	14,756	14,082

Corporate Activities	2,333	2,529

Total Group	193,349	178,869	14,756	14,082

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife PI. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 31, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President